Filed by Millennium Chemicals Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed Filed Pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: Millennium Chemicals Inc.

Form S-4 Registration Statement File No.: 333-114877

Additional Information:

In connection with the proposed transaction, Lyondell and Millennium have filed relevant materials with the SEC, including Lyondell’s Amendment No. 3 to its registration statement on Form S-4 which contains a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium, which was filed on September 30, 2004. The definitive joint proxy statement/prospectus was filed with the SEC on October 15, 2004 and will be sent to holders of Lyondell’s and Millennium’s common stock. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant documents filed or that will be filed with the SEC because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus and the other documents filed by Millennium may also be obtained free from Millennium by calling Millennium’s Investor Relations department at 410-229-8113.

Forward-Looking Statements:

These materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”) including Millennium’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Millennium’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Millennium’s results to differ materially from those described in the forward-looking statements can be found in Exhibit 99.1 to Millennium’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004, Exhibit 99.1 to Millennium’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which was filed with the SEC on May 14, 2004 and the definitive joint proxy statement/prospectus. Millennium disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

This filing contains slides utilized in presentations to customers of Millennium Chemicals Inc. These materials are being filed pursuant to Rule 425 under the Securities Act of 1933.

Millennium—Lyondell Business Combination Update Q4 2004

These materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”) including Millennium’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Millennium’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Millennium’s results to differ materially from those described in the forward-looking statements can be found in Exhibit 99.1 to Millennium’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004, Exhibit 99.1 to Millennium’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which was filed with the SEC on May 14, 2004 and the definitive joint proxy statement/prospectus. Millennium disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

In addition, in connection with the proposed transaction, Lyondell and Millennium have filed relevant materials with the SEC, including Lyondell’s Amendment No. 3 to its registration statement on Form S-4 which contains a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium, which was filed on September 30, 2004. The definitive joint proxy statement/prospectus was filed with the SEC on October 15, 2004 and will be sent to holders of Lyondell’s and Millennium’s common stock. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant documents filed or that will be filed with the SEC because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus and the other documents filed by Millennium may also be obtained free from Millennium by calling Millennium’s Investor Relations department at 410-229-8113.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004 and in the definitive joint proxy statement/prospectus, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004, and in the definitive joint proxy statement/prospectus. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and may be contained in other relevant materials filed with the SEC, as they become available.

BUSINESS COMBINATION UPDATE

Millennium proposes to combine with Lyondell in a stock-for-stock transaction

Creates the world’s seventh-largest, independent chemical company, based on chemical sales; and North America’s third-largest independent, publicly traded chemical company

Leading integrated commodity and intermediates chemical businesses with leadership positions across range of market segments

$14.8 billion in 2003 pro forma combined enterprise revenues

- Wholly owned revenues of over $11 billion

- Combined market cap of over $5 billion

Approximately 10,000 employees on 5 continents in 17 countries

SIGNIFICANT MARKET POSITIONS

1st Propylene oxide globally

2nd Ethylene and propylene in North America

2nd TiO2 globally

2nd Acetic acid and VAM in North America

3rd Polyethylene (HDPE & LDPE) in North America

58.75% stake in one of largest extra heavy crude refineries in North America

COMBINED 2003 SALES (Pro Forma)

Millennium + Proportionate Share of JV Sales $3.6 B

Equistar 52%

TiO2 33%

Specialty Chemicals 3%

Acetyls 12%

LCR 23%

IC&D 35%

Lyondell + Proportionate Share of JV Sales $10.9 B

Equistar 42%

Consolidated Lyondell 2003 Sales (pro forma) $11.4 B1

TiO2 10%

Acetyls 4%

Specialty Chemicals 1%

IC&D 33%

Equistar 52%

1Excluding proportionate share of LYONDELL-CITGO Refining

RATIONALE FOR THE BUSINESS COMBINATION

Key benefits

Greater portfolio diversity

Increased global footprint

Consolidated ownership of Equistar

Greater scale provides greater access to capital and other resources

Opportunity for operational synergies

EXPECTED COMPANY STRUCTURE AND TIMING

Structure

Combined company will be named “Lyondell”

• Millennium continues as Millennium Chemicals, a Lyondell company

Dan Smith will continue as CEO upon the closing of the business combination

Bart de Jong will manage Millennium’s TiO2 and Performance

Chemicals business

TiO2 business remains headquartered in Baltimore, Maryland

TiO2 commercial management unchanged

Acetyl business will be integrated into Houston-based operations

Specialty Chemicals business remains headquartered in Jacksonville, Florida

Shareholder Votes November 30 Anticipated Close Date December 1

Timing

1,600 1,400 1,200 1,000 800 600 400 200 0

($ in U.S. millions) $1,670

1,800

Total Liquidity

Total

($ in U.S. millions) Capitalization

COMBINED CAPITALIZATION AND LIQUIDITY

Lyondell

At 6/30/04 Combined

Debt 8,070

Cash 790

Net Debt 7,280

Current Market Capitalization (approx) 5,500

Total Capitalization 12,780

Net Debt / Total Capitalization 57%

A/R Facilities and Undrawn Portion of Revolvers

Cash

6/30/04 $790 $880

WHAT IT MEANS TO MILLENNIUM CHEMICALS

For Customers

Lyondell has a strong commitment to Millennium’s core businesses and customers

Operational Excellence Model in both companies -committed to a competitive cost profile globally

Proven expertise with technology advancements

For Communities

Both companies strongly promote responsible safety, health and environmental principles and practices

Top tier safety performance

WHAT IT MEANS TO MILLENNIUM CHEMICALS

For Investors

Continued access to upturn in ethylene cycle

Diversity through increased product depth and breadth Consolidated ownership of Equistar Increased visibility in the investment community

Increased market capitalization expands access to potential investors

Increased trading volumes

Attractive dividend

WHAT IT MEANS TO MILLENNIUM CHEMICALS

For Employees

Be a part of a larger scale enterprise

Shared values

Continued presence in Baltimore for TiO2

Millennium Chemicals